SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Youngdungpo-gu, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4 ’11 Earnings Results

I. Performance in Q4 2011 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q4 11	Q3 11	Q4 10	QoQ	YoY

Quarterly Results

Revenues	6,610	6,269	6,483	5.4%	2.0%

Operating Income	-145	-492	-387	n/a	n/a

Income before Tax	-133	-695	-424	n/a	n/a

Net Income	-6	-688	-268	n/a	n/a

II. IR Event of Q4 2011 Earnings Results

1. Provider of Information:		IR Team

2. Participants:		Institutional investors, Securities analysts, etc.

3. Purpose:		To present Q4 11 Earnings Results of LG Display

4. Date & Time:		4:00 p.m. (Korea Time) on January 27, 2012 in Korean

10:00 p.m. (Korea Time) on January 27, 2012 in English

5. Venue & Method:	1)	Earnings release conference in Korean:

- Auditorium, B1 floor, LG Twin Towers(East Tower) 128, Youngdungpo-gu, Seoul

	2)	Conference call in English:

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)	Head of IR:

Heeyeon Kim, Head of IR, IR Division (82-2-3777-1620)

2)	Main Contact for Disclosure-related Matters:

Brian Heo, Assistant Manager, IR Team (82-2-3777-0978)

Joonku Kang, Assiat Manager, IR Team (82-2-3777-1867)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q4 11 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q4 11 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG DISPLAY REPORTS FOURTH QUARTER 2011 RESULTS

SEOUL, Korea – 27 January, 2012 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, reported today unaudited earnings results based on consolidated K-IFRS (Korean International Financial Reporting Standards) for the three-month period ending December 31, 2011.

•

Sales in the fourth quarter of 2011 increased by 5% to KRW 6,610 billion from KRW 6,269 billion in the third quarter of 2011, and increased by 2% compared with KRW 6,483 billion in the fourth quarter of 2010.

•

Operating loss in the fourth quarter of 2011 was KRW 145 billion. This compares with a loss of KRW 492 billion in the third quarter of 2011 and operating loss of KRW 387 billion in the fourth quarter of 2010.

•

EBITDA in the fourth quarter of 2011 was KRW 849 billion, an increase of 86% from KRW 456 billion in the third quarter of 2011, and a year-on-year increase of 115% from KRW 396 billion in the fourth quarter of 2010.

•	Net loss was 6 billion in the fourth quarter of 2011 compared with net loss of KRW 688 billion in the third quarter of 2011 and net loss of KRW 268 billion in the fourth quarter of 2010.

The company posted stable annual sales of KRW 24,291 billion in 2011 despite the global economic recession.

“Although uncertainty in the display market continued mainly due to the global economic recession, we were able to sustain our competitive industry position with a focus on differentiated products such as FPR 3D and IPS for smart devices, as well as high factory utilization rates. As a result, we are pleased to report a growth in market share in all product segments, sales and shipments” remarked Dr. Sang Beom Han, newly appointed CEO of LG Display. “Having recently received wide acclaim for our large sized OLED TV panel at the Consumer Electronic Show 2012, we are excited about the year ahead and will continue our strategy of developing differentiated products to define the market.”

The company shipped a total of 8.41 million square meters of net display area in the fourth quarter of 2011, an increase of 4% quarter-on-quarter.

For the fourth quarter, the cost in production on a USD basis decreased by a mid-single digit percentage from the third quarter. The main factors contributing to this cost improvement were the results of proactive activities such as reducing overhead costs.

TFT-LCD panels for TVs, monitors, notebook PCs, smartbooks and mobile applications accounted for 47%, 20%, 13%, 9% and 11%, respectively, on a revenue basis in the fourth quarter.

With KRW 2,333 billion in cash and cash equivalents and 148% in liability to equity ratio as of December 31, 2011, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of December 31, 2011. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“The total shipments of LG Display for the first quarter of 2012 will be similar to the fourth quarter of 2011 and prices are expected to remain stable. During the first quarter, we expect an increase in demand mainly by replenishment of inventory and the strengthened position of major customers. However, the duration of the demand is uncertain as the economic recession continues,” said James Jeong, CFO of LG Display. “Going forward, LG Display is confident about its ability to maintain its leadership with a host of differentiated products in the global display sector even in a rapidly changing market and well positioned to achieve an early turnaround.”

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on January 27, 2012, at 4 p.m. Korea Standard Time at the Hall (B1), Twin Towers (East), Yeouido, Seoul, Korea. An English language conference call will follow at 10:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109431#. Please receive your personal pincode prior to the conference call at http://pin.teletogether.com/eng; please insert 9999 on the main page to receive a personal pincode.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and six back-end assembly facilities in Korea, China and Poland. The company has a total of 55,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 27, 2012	By: /s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division